N E W S R E L E A S E

TALISMAN ENERGY CONFIRMS DUART FIELD DEVELOPMENT AND GALLEY FIELD REDEVELOPMENT IN THE NORTH SEA

CALGARY, Alberta - October 24, 2006 - Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has announced its intention to develop the Duart field and redevelop the Galley field, both located in the UK sector of the North Sea.

Talisman is preparing to submit field development plans to the Department of Trade and Industry for the Duart field, which is located in block 14/20b, five miles to the west of the Tartan platform and 116 miles northeast of Aberdeen. Approximately 6 million barrels of prospective reserves are contained in the northern part of the field, which is the focus of the development. Talisman and Nexen Petroleum U.K. Limited each hold a 50% interest in the field, with Talisman as operator.

“This is another example of finding ways to quickly and economically develop a discovery, which has lain stranded for many years,” said Dr. Jim Buckee, President and Chief Executive Officer. “Our knowledge and understanding of the surrounding fields give a technical advantage and confidence in our development plans.”

The proposed development is a single subsea production well tied back via an eight inch production line and three inch gas lift line to Tartan. After processing on Tartan, liquids from Duart will be transported through the existing crude oil export system, boosting volumes arriving at the Flotta Terminal in Orkney. A development well is scheduled to be drilled in early 2007 with the tie-back and Tartan platform modifications completed for first oil in the fourth quarter of 2007.

It is anticipated the initial production rates from the field will exceed 6,000 bbls/d of oil from the single production well. The Duart production stream will increase utilization of the Tartan platform and Flotta export facilities and together with other planned tiebacks will contribute to extending the useful life of these facilities.

In another project scheduled for 2007, the Talisman operated Galley field, located in block 15/23a, is being redeveloped as a subsea tie-back to the Tartan platform. The Galley field currently produces via a Floating Production Facility. The redevelopment of the Galley field will significantly reduce operating expenditure per barrel, hence extending field life.

“This innovative approach will result in an additional 7 million barrels being recovered that would otherwise be left in the ground,” said Dr. Jim Buckee.

Production from the Galley field will be temporarily suspended to allow subsea construction completion. Phased topside construction and commissioning on the Tartan platform is anticipated to result in the Galley field redevelopment first oil in fourth quarter of 2007. Initial production from the Galley field redevelopment, utilising existing Galley production wells, is expected to be 2,500 barrels per day. Talisman holds a 67.416% interest in Galley and is operator of the field, with its partners Summit UK Oil Limited 17.416% and ENI UK Limited 15.168%.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications    Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

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Advisories

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: business plans for drilling, development and redevelopment; estimates of the amount and timing of future production; expected reductions in operating expenditures per barrel and increases to field life; a suspension in production to allow for completion of construction; business strategy and plans or budgets; other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Statements concerning oil and gas reserves contained in this news release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:
•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
• risks and uncertainties involving geology of oil and gas deposits;
• the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
• health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
• changes in general economic and business conditions;
• the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
• the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis - Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

In this news release, Talisman refers to prospective resources, as defined by the Society of Petroleum Engineers/World Petroleum Congress, which are inherently more uncertain than proved reserves and which US oil and gas companies are prohibited from including in reports filed with the SEC.